CONFIDENTIAL TREATMENT REQUESTED BY ZILLOW, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST

FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED

WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE

CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES

AND EXCHANGE COMMISSION.

June 27, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4561

Attn:	Barbara C. Jacobs, Assistant Director
Matthew Crispino, Staff Attorney
Melissa Feider, Staff Accountant

Re:	Zillow, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on June 20, 2011
File No. 333-173570

Dear Ms. Jacobs:

We are submitting this letter on behalf of Zillow, Inc. (the “Company” or “Zillow”) in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 24, 2011 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For the purpose of business confidentiality, the submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 under the Freedom of Information Act, 17 C.F.R. § 200.83.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, page references in the text of this letter correspond to the pages of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

June 27, 2011

Share-Based Compensation, page 54

1.	We note that upon adjusting the value for the March 2011 grant with your proposed IPO scenario weighting, that it was still significantly lower than the valuation for your May 2011 grant. Therefore, it appears that the increase in the valuation from the March 2011 to May 2011 grant was primarily attributable to “the positive impact on [your] projections of increased traffic to [your] site.” Please provide us with supporting evidence for the increase in the valuation attributable to this factor. In this regard, provide us with the quantitative increases in assumptions used in the May 2011 grant as compared to the March 2011 grant as a result of the increase in projections for your traffic site. It may be helpful to provide us with actual increases in traffic and increases to your operating results during the months of April and May 2011, if available. In addition, please provide quantified reconciliation of the various factors that contributed to the change in the valuation from March to May 2011.

Response: The Company advises the Staff that increased traffic on its site was an important factor affecting valuation because it drove the projected revenues and EBITDA higher for 2011 and future fiscal years. The most significant driver of the increase in the valuation from the March 1, 2011 grant to the May 23, 2011 grant was the Company’s revision of its five-year forecast for revenue and EBITDA in May 2011, which was provided to the Company’s third-party valuation firm for the valuation it performed as of May 20, 2011.

The Company is supplementally providing the Staff with Exhibit A, setting forth its revenue and EBITDA forecasts for fiscal 2015 at the time of the valuations used for the March 1 and May 23, 2011 grants, as well as actual revenues, EBITDA and unique users data for the months of March, April and May 2011, and the percentage by which those results exceeded budget forecasts. Pursuant to Rule 418(b) promulgated under the Securities Act, this supplemental information is being provided to the Staff on a supplemental basis only and is not to be deemed filed with, or deemed part of, the Registration Statement. The Company respectfully requests that the Staff return the supplemental information pursuant to Rule 418(b) upon the completion of its review. Revenues and EBITDA projections for 2011 and each of the subsequent fiscal years in the five-year period ended December 31, 2015 were increased, resulting in revised revenue and EBITDA projections for 2015 which were *% and *% higher, respectively, than the projections used in the five-year forecast for the valuation used for the March 1, 2011 stock option grants.

The May 23, 2011 valuation was also positively affected by:

•	raising the weighting for the IPO Scenario relative to the delayed event scenario,

•	the time value of when cash is earned,

•	a lower discount for lack of marketability, and

•	a change in the market multiple from 13.0x to 13.5x.

The Company estimates that of the $* difference between the valuations for the March 1, 2011 grant and the May 23, 2011 grant, $* was due to the increase in projected revenues

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

June 27, 2011

and EBITDA, $* was due to raising the weighting of the IPO scenario relative to the delayed event scenario, $* was attributable to the time value of when cash is earned (which is positively impacted to a significant extent by the increase in projected revenues and EBITDA), $* was due to the change in discount for lack of marketability and $* was due to the change in market multiple.

The Company advises the Staff that it proposes to revise the third sentence under the subheading “May 23, 2011” on page 58 of the Registration Statement with the following disclosure in order to highlight that the increase in projected revenues and EBITDA were the most significant drivers of the increase over the December 31, 2010 valuation:

“The increase over the December 31, 2010 valuation was primarily due to the positive impact on the May 20, 2011 valuation of a revised five-year forecast we prepared in May that included increases in our projected revenues and EBITDA, and an increase in the weighting of the common equity value per share based on an initial public offering, or IPO.”

2.	Additionally, based upon our review of prior comments 1 and 2, it appears that the use of differing comparable companies contributed significantly to the increase in the valuation for the May 2011 grant to the midpoint of the proposed IPO price range. Please explain in further detail why the company felt that none of the comparable companies in the list provided to us in response to prior comment 2 should have been used in the company’s valuation analysis of its stock option grants.

Response: The Company advises the Staff that the valuation prepared by the Company’s third-party valuation firm in connection with the May 23, 2011 grants used a DCF methodology based on five-year projections of the Company’s performance and includes a terminal value (subsequent to the five-year projection period) based on an EBITDA multiple that is based on a set of comparable companies. The Company’s third-party valuation firm, in using a DCF methodology, typically uses a set of comparable companies that consists of more mature public companies because they have stable EBITDA growth rates. Over the last five years, the Company maintained a largely consistent comparable company set for use in the valuation of its Class A common stock for purposes of granting stock options. This set of comparable companies includes more mature public companies that have EBITDA growth rates that are generally more stable than those of companies that have only recently become public. Early-stage companies or recently public companies would generally not be included in a set of comparable companies under the DCF methodology because they often have little or negative EBITDA and therefore tend to be valued on factors other than discounted cash flow. Additionally, these companies tend to have multiples based on high short-term growth rates. These higher multiples would not be appropriate to apply in a terminal value calculation which represents the on-going value of the Company subsequent to a five-year projection period, over which time revenue growth rates and EBITDA margins are expected to have moved to more normalized levels.

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

June 27, 2011

At the time of the May 23, 2011 grant, the Company was not aware of the companies considered by its lead underwriter as it assisted the Company in determining an estimated price range. In the following discussion we refer to those companies by number in the order they were listed in Exhibit C to the Company’s June 20, 2011 response letter to the Staff. Company 6 on the list was used by the Company’s third-party valuation firm in its May 20, 2011 valuation because it is a mature company with a similar business model and therefore, is appropriate for inclusion under a DCF methodology. The Company believes it would not be appropriate to include the other companies in a DCF valuation, for the following reasons:

•

Companies 1, 2 and 4 completed initial public offerings within the past 26 months and have yet to establish stable EBITDA growth rates, so they would generally be excluded under a DCF methodology as outliers.

•	Companies 3 and 5 had yet to complete their initial public offerings at the time of the May 23, 2011 grant.

•	Companies 7, 8 and 9 have business models which are significantly different than the primary business model of the Company.

3.	In addition, we note from your response to comment 2 that because the valuation methodologies used by the underwriters and the third-party valuation firm were “so dramatically different” you are unable to quantify the impact of using different comparable companies. Please revise your disclosures to qualitatively explain the reasons such valuations were so dramatically different. For example, we note the proposed disclosures provided in your June 10, 2011 response letter indicate that the comparable companies used in establishing the expected offering price range includes companies with higher growth rates than those used for determining terminal value. Your disclosures should more clearly explain why it was more appropriate to use more mature companies in your valuation analyses as compared to the underwriters’ use of higher growth rate companies in their valuation. Please revise your disclosures to address this issue as well as any other factors that contributed to the significant difference in the methodologies used.

Response: The Company proposes to revise the proposed disclosure originally included in the June 10, 2011 supplemental letter to the Staff responding to comments 19 and 3 of the Staff’s May 13, 2011 comment letter and June 9, 2011 comment letter, respectively, with the following disclosure to be inserted at the end of the “Share-Based Compensation” discussion to include (i) a reassessment in the fair value of the Company’s Class A common stock, as described in the June 20, 2011 response letter to the Staff, to reflect an increase in the weighting of the IPO scenario to *% for the March 1, 2011 grant and *% for the May 23, 2011 grant, resulting in revised fair values of $* and $*, respectively and (ii) a qualitative explanation as to why the valuation methodologies used to determine the range of the expected initial public offering price and the Company’s third-party valuation firm were different:

“Due to the proximity of the stock option grants on May 23, 2011 to the anticipated date of consummation of our initial public offering, we

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

June 27, 2011

reassessed the Class A common stock fair value as of May 23, 2011, resulting in a fair value per share of $*. The reassessed fair value was determined using the same valuation methodology used in recent third-party valuations, including the valuation as of May 20, 2011. However, we revised the weighting of the IPO scenario to *% and reduced the weighting of the delayed event scenario to *%. This revision added $* to the per share fair value of our Class A common stock as originally determined on May 23, 2011.

The reassessed fair value of our Class A common stock as of May 23, 2011 is lower than the midpoint of the range of the expected initial public offering price shown on the cover of this prospectus, largely because the private company valuation used for purposes of pricing stock options is based on different factors than those typically used to determine an estimated offering price range in an initial public offering. The determination of fair value as of May 23, 2011 for stock option pricing purposes took into account a third-party valuation that used a DCF methodology, which includes a terminal value based on our estimated EBTIDA performance after a five-year discreet projection period. In making this calculation, a set of actively traded public companies was used to derive an appropriate multiple to apply to our projected EBITDA. The terminal value is intended to approximate the value of our company at the end of the five-year period. Therefore, our third-party valuation firm determined that it was appropriate to use more mature public companies as comparables because they generally have more stabilized EBITDA growth rates than earlier stage public companies and as a result have multiples that more accurately reflect expected performance over the long term. Accordingly, over the last five years, we have used a largely consistent set of more mature comparable publicly held companies in our valuations.

The DCF methodology also took into account the absence of a liquid trading market for our Class A common stock and the uncertainty of our ability to access the public markets through an IPO. These factors also contribute to the difference between the May 23, 2011 valuation and the midpoint of the range of the expected initial public offering price shown on the cover of this prospectus. Specifically, the valuation applied a marketability discount of 10% to the fair value determination under the IPO scenario and a marketability discount of 30% to the fair value determination under the delayed event scenario. In addition, because the successful conclusion of an IPO was uncertain as of May 23, 2011, the higher value IPO scenario was weighted at a *% probability.

In contrast, the range of the expected initial public offering price shown on the cover of this prospectus does not factor in any discounts for illiquidity and assumes the successful completion of our IPO. The expected initial public offering price range is based in part upon multiples of projected

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

June 27, 2011

revenues and EBITDA derived from stock prices for public companies that may have higher growth rates than the companies used to establish terminal value under the DCF methodology. The companies that were considered during discussions regarding the establishment of the expected initial public offering price range include companies that recently completed initial public offerings, including two companies that had not completed their initial public offerings at the time of our May 23, 2011 valuation. These earlier stage public companies, which generally have higher EBITDA growth rates and therefore higher multiples than more mature public companies, are not appropriate for our valuations for the purposes of establishing the fair value of our Class A common stock for stock options based on the DCF methodology that relies on a calculation of terminal value after a five-year period based on expected performance over that period.

The difference between our May 23, 2011 valuation and the midpoint of the range of the expected initial public offering price shown on the cover of this prospectus is also the result of the increased likelihood of consummating our IPO since May 23, 2011 as a result of our progress with respect to the offering, including the filing of amendments to our registration statement, the successful completion of initial public offerings of other companies and the aftermarket performance of these companies since May 23, 2011.”

In addition, the Company proposes to insert the following disclosure at the end of the discussion under the “March 1, 2011” subheading on page 58 of the Registration Statement to reflect the reassessment of the fair value of its Class A common stock as described above:

“Due to the proximity of the stock option grants on March 1, 2011 to the anticipated date of consummation of our initial public offering, we reassessed the Class A common stock fair value as of March 1, resulting in a fair value per share of $*. The reassessed fair value was determined using the same valuation methodology used in the recent third-party valuations, including the valuation as of December 31, 2010. However, we revised the weighting of the IPO scenario to *% and reduced the weighting of the delayed event scenario to *%. This revision added $* to the per share fair value of our Class A common stock as originally determined on March 1, 2011.”

As discussed in the June 20, 2011 response letter, in light of this reassessment of fair value as of March 1, 2011, the Company plans to revise the amounts that are impacted materially, including goodwill and additional paid-in capital and also the disclosure related to share-based compensation. The Company did not adjust the statement of operations for the three months ended March 31, 2011 as the impact of the reassessment was less than $10,000 and therefore not deemed material. The Company advises the Staff that it will note the restatement in the March 31, 2011 financial statements for the

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

June 27, 2011

filing of Amendment No. 4 to its Registration Statement on Form S-1, and remove the notation for subsequent filings prior to effectiveness.

Statements of Operations, page F-4

4.	We note from your response to prior comment 3 that you intend to continue classifying amortization related to capitalized website development and content costs in “technology and development” expense. Accordingly, please denote in your “cost of revenue” caption that it is exclusive of amortization expense and note such amounts for all periods presented in a footnote to the caption in accordance with SAB Topic 11B.

Response: The Company has revised the Statements of Operations in the Amendment to denote in the “Cost of revenues” caption that it is exclusive of amortization, and has noted such amounts for all periods presented in a footnote in accordance with SAB Topic 11B. The caption and footnote will also be provided throughout the document where such information is presented.

Note 2. Summary of Significant Accounting Policies

Intangible Assets, page F-10

5.	We reviewed your revised disclosures in Note 2 regarding intangible assets. Please further revise to disclose the following information:

•	The estimated useful life of purchase content is 5.5 to 7 years, and;

•	The company would immediately lose rights to data if it were to cancel the subscription and/or cease making payments under the subscription arrangements discussed on page F-11.

Response: The Company has revised the disclosures in Note 2 in the Amendment to disclose that the estimated useful life of capitalized purchase content ranges from five to 7.5 years, and to disclose that the Company would immediately lose rights to data if it were to cancel the subscription and/or cease making payments under the subscription arrangements discussed on page F-11.

June 27, 2011

* * * *

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 359-3584.

Respectfully submitted,

PERKINS COIE LLP

/s/ DAVID F. MCSHEA

David F. McShea

cc (w/o enc.):	Spencer M. Rascoff Kathleen Philips Andrew B. Moore Horace L. Nash Alan C. Smith James D. Evans